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                      METROPOLITAN LIFE INSURANCE COMPANY

                                [200 Park Place

                              New York, NY 10166]

DEATH BENEFIT ENDORSEMENT

This Endorsement is effective on the Contract Date, unless another date is specified.

                           DEATH BENEFIT PROVISIONS

A death benefit is payable to You in a single sum upon the death of a Participant before the Annuity Commencement Date. A death benefit is also payable under those Annuity Options which provide for death benefits. We will pay the death benefit as described below upon receiving Due Proof of Death along with Your Written Request noting the Cash Value amount and total Purchase Payments that are attributable to the Participant under the Plan. In addition, We will require copies of records and any other reasonable proof We find necessary to verify the Cash Value and total Purchase Payments attributable to the Participant under the Plan. At Your Written Request, We will pay the death benefit to the Participant's Beneficiary.

DEATH PROCEEDS PRIOR TO THE ANNUITY COMMENCEMENT DATE

If the Participant dies before age 75 and before the Annuity Commencement Date, We will pay the greater of a) or b) below, less any applicable Premium Tax, prior surrender(s) not previously deducted and any outstanding loan balance (if applicable) as of the date We receive Due Proof of Death:

    a) the Cash Value that You have informed Us is attributable to the Participant under the Plan; or

    b) the total net Purchase Payments that You have informed Us are attributable to the Participant under the Plan.

If the Participant dies on or after age 75 and before the Annuity Commencement Date, We will pay the Cash Value that You have informed Us is attributable to the Participant under the Plan, less any applicable Premium Tax, prior surrender(s) not previously deducted and any outstanding loan balance (if applicable) as of the date We receive Due Proof of Death.

DEATH PROCEEDS AFTER THE ANNUITY COMMENCEMENT DATE

If the Annuitant dies on or after the Annuity Commencement Date, We will pay the Beneficiary a death benefit consisting of any benefit remaining under the Annuity Option then in effect.

INTEREST ON DEATH PROCEEDS

Any interest on death proceeds will be paid in accordance with rules in effect in the state where the contract is issued for delivery.

Metropolitan Life Insurance Company has caused this Endorsement to be signed by its [President]

[Graphic]

[President]

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